DIGITAL FUSION, INC.
                             4940-A Corporate Drive
                              Huntsville, AL 35805
                                  July 26, 2005


BY ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Avenue, N.W.
Washington, DC 20549-0303
Attn:  Brad Skinner, Accounting Branch Chief

       Re:  Digital Fusion, Inc.
            Form 10-KSB for the Fiscal Year Ended December 31, 2004

            Forms 10-QSB for the Fiscal Quarter Ended March 31, 2005 File No. 0-24073

Dear Mr. Skinner:

       This letter provides our responses to your comment letter dated July 12, 2005 with respect to the above referenced filings of Digital Fusion, Inc. (the "Company"). For convenience of reference, we have included in this response letter the same captions and paragraph numbers, as well as the text of the comments, from your letter of July 12, 2005, followed by our responses.


Form 10-KSB For Fiscal Year Ended December 31, 2004
---------------------------------------------------

Note 2. Significant Accounting Policies
---------------------------------------
(b) Revenue Recognition, page F-7
---------------------------------

Comment:

1. We note that you design and develop customized software applications and implement third party solutions to fulfill your customers' needs. Please tell us whether you are recognizing this revenue in accordance with SOP 97-2. If so, explain how your revenue policies comply with this literature. If you are not following SOP 97-2, explain how you considered paragraph 2 of the SOP.


Response:

       The Company is recognizing revenue in accordance with SOP 97-2. The Company's software product sales are a separate element that is contractually independent from any software consulting work. The software products the Company

Securities and Exchange Commission
July 26, 2005
Page 2


sells are commercial off-the-shelf products and the customer may or may not need our consulting services. The Company recognizes software product revenue when:

       o      Persuasive evidence of an arrangement exists.
       o      Delivery has occurred.
       o      The vendor's fee is fixed or determinable.
       o      Collectibility is probable.

       The design, development, and customization of software applications and implementation of third party solutions are done on a time and material basis. There is no right of return, no upgrades or any other post sale liability, and these sales contracts do not have multiple elements.

Comment:

2. Please describe to us your revenue recognition policies in cases where there are "significant performance obligations yet to be fulfilled" and revenue  is  deferred.  Provide  us  with a  typical  example  of such an arrangement and explain how you recognize revenue. Identify the accounting literature that you follow in recognizing this revenue and explain how your polices comply with that literature.

Response:

       The Company's revenue recognition policy is based on SAB 101 guidance and follows the proportional performance concept. Revenue is recognized as time is expended and or materials are delivered. The Company's deferred revenue relates to payments we have received in advance of services (hours worked). The majority of the Company's current contracts are with Federal Government Departments or Agencies, or subcontracts to companies whose prime contracts are with the Federal Government. Most of these contracts are Time and Material (T&M) or Firm Fixed Price Level of Effort (FFP LOE). The FFP LOE contract is generally used for studying a specific research and development area with a report as the final product. The LOE clause requires the Company to have a certain number of labor hours and that these hours are worked by personnel qualified to perform under certain labor categories. The price is based on effort expended, not results achieved. The revenue on these contracts is recognized by hours worked which serves as a proxy for output. All of our contracts or subcontracts in support of the Federal Government are subject to audit by various Government Agencies such as Defense Contract Audit Agency or GSA Audit


Comment

3. Please tell us the amount of fixed-fee service revenue that you recognized using the percentage of completion method during 2004 and the

Securities and Exchange Commission
July 26, 2005
Page 3


       subsequent interim period. In addition, explain how you considered the guidance in footnote 1 to SOP 81-1 that prohibits the use of contract accounting for service transactions.

Response:

       We assume you are referring to "fixed price" versus fixed fee contracts as defined in the Federal Acquisition Regulations (FAR). In 2004 the Company had no fixed price service revenue and in the first fiscal quarter of 2005 the Company had $178,000 of fixed price service revenue. Generally, the deliverable in these types of contracts is a report or study and the period of performance is usually less than one year. Typically, these types of contracts have no interim deliverables or milestones (except program cost reports). The Company's revenue recognition policy for fixed price contracts is based on SAB 101 guidance and follows the proportional performance concept. The revenue on these contracts is recognized by hours worked. In future filings the Company will revise our revenue recognition policy footnote and critical accounting policy to fully address our revenue recognition policies.


Note 6. Borrowings, page F-12
-----------------------------


Comment:

4. We note that you have modified the terms of several significant debt agreements over the past two years. Please explain to us how you accounted for each of the significant modifications made to the Digital Shareholders' and Laurus notes. As part of your response, explain how you considered the guidance in EITF 96-19.

Response:

       The Company considered the guidance of FAS 15 which is for restructuring of debt in a troubled debt restructuring. EITF 96-19 guidance is for how a debtor should account for a substantial modification in the terms of an existing debt agreement (other than a troubled debt restructuring); therefore the guidance in FAS 15 was used instead of EITF 96-19.

       In the current text D22.104 it states if the creditor for economic or legal reasons related to the debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider, it constitutes a troubled debt restructuring. The Digital Shareholder note and the Laurus note were both restructured under these circumstances.

       D22.104 further states that concessions either stem from an agreement between the creditor and the debtor or is imposed by law/court. For example, a creditor may restructure the terms of a debt to alleviate the burden of the debtor's near-term cash requirements, and many troubled debt restructurings involve modifying terms to reduce or defer cash payments required of the debtor in the near future to help the debtor attempt to improve its financial condition

Securities and Exchange Commission
July 26, 2005
Page 4


and eventually be able to pay the creditor. The lack of near term cash flow for the Company was what caused the Digital Shareholder note holders and the Laurus note holder to substantially modify the terms of their respective debt.

       On March 2, 2003, the Digital Shareholder note extended its maturity from March 1, 2003 to March 1, 2005. The interest rate increased from 6% to 8% as an incentive to accomplish this extension. The Digital Shareholder note holders preferred to be paid; however due to cash flow at the time of note maturity, that was not possible. The Digital Shareholder note holders would not have granted this extension of debt concession except for the near-term economic condition of the Company.

       The Company accounted for this modification in terms in accordance with current text D22.112 which states a debtor in a troubled debt restructuring involving only modification of terms of a payable that is not involving a transfer of assets or grant of an equity interest-shall account for the effects of the restructuring prospectively from the time of restructuring, and shall not change the carrying amount of the payable at the time of the restructuring unless the carrying amount exceeds the total future cash payments specified by the new terms. That is, the effects of change in the amounts or timing (or both) of future cash payments designated as either interest or face amount shall be reflected in future periods. Interest expense shall be computed in a way that a constant effective interest rate is applied to the carrying amount of the payable at the beginning of each period between restructuring and maturity (in substance the interest method). The new effective interest rate shall be the discount rate that equates the present value of the future cash payments specified by the new terms with the carrying amount of the payable. There were no fees associated with this extension. The 8% of interest was recorded prospectively from 3/1/05 to note payment.

       If however, the total future cash payments specified by the new terms of a payable, including both payments designated as interest and those designated as face amount, are less than the carrying amount of the payable, the debtor shall reduce the carrying amount to an amount equal to the total future cash payments specified by the new terms and shall recognize a gain on restructuring of payables equal to the amount of the reduction.

       A debtor shall not recognize a gain on a restructured payable involving indeterminate future cash payments as long as the maximum total future cash payments may exceed the carrying amount of the payable.

       The future cash flow to the Digital Shareholders note holders in accordance with the modified note equaled the debt and interest payable that was recorded, therefore no gain on a restructured payable was recorded.

       The Laurus note was also a troubled debt restructuring resulting from a near-term lack of cash flow during April 2003. The future cash flow to the Laurus note holder equaled the debt and interest payable that was recorded, therefore no gain on a restructured payable was recorded.

Securities and Exchange Commission
July 26, 2005
Page 5


5. Please explain to us how you initially allocated the proceeds of the Laurus Note in accordance with the paragraph 16 of APB 14 and how you applied the guidance in EITF 98-5 and 00-27 to any beneficial conversion feature at issuance or upon modification.

Response:

       The initial Laurus debt of $800,000 had a warrant that had a FMV of $12,000. The Company booked $12,000 of interest expense and equity associated with the warrant. If it would have been allocated based upon the FMV, the amount of interest expense would have been 11,823, not 12,000, an immaterial difference of $177.

                           Present
                            Values          %    Allocation       Diff

PV of Debt                  800,000        99%     788,177       11,823
PV of Warrants               12,000         1%      11,823          177
                       -----------------        -------------------------
                            812,000                800,000       12,000
                       =================        =========================

       At the time of issuance of this Laurus debt, the initial conversion feature was at a price of $0.922 which was above the quoted market price of $0.83; therefore, no portion of the proceeds from the issuance of convertible debt was accounted for as attributable to the conversion feature in accordance with APB14 P12.

       On April 29, 2003, the conversion feature was reduced from $0.922 to $0.4375. The FMV of the Company's stock was $0.365; therefore the conversion feature was not "in the money" on April 29, 2003, and no value was associated with the revised conversion feature.

       On April 29, 2003, Laurus loaned the Company $266,667 which had a warrant valued at $15,000. DFI booked $15,000 of interest expense and equity associated with the warrant. If it would have been allocated based upon the FMV, the amount of interest expense would have been 14,201, not 15,000, an immaterial difference of $799.

                           Present
                            Values          %    Allocation       Diff

PV of Debt                  266,667        95%     252,466       14,201
PV of Warrants               15,000         5%      14,201          799
                       -----------------        -------------------------
                            281,667                266,667       15,000
                       =================        =========================

       At the time of issuance of this Laurus debt, the initial conversion feature was at a price of $0.35 and the FMV was $0.365. The amount related to the conversion feature was approximately $11,400. This was not booked by the Company as it was not significant. The $11,400 associated with the conversion

Securities and Exchange Commission
July 26, 2005
Page 6


feature would have been expensed to interest expense over a 2-year period if it had been booked.


Form 10-QSB for Fiscal Quarter Ended March 31, 2005
---------------------------------------------------

Note 6. Summit Acquisition, page 6
----------------------------------

Comment:

6. We note that it does not appear that you recorded any significant amount of amortizable intangible assets in connection with your acquisition of Summit Research Corporation. However, it appears that the co-founder of Summit will continue to manage his current customers for you and you indicated in a recent press release that you acquired a customer base that includes the U.S. Army Aviation and Missile Command in Alabama. Please identify any amounts that were allocated to customer-related intangible assets and explain how you considered the guidance in paragraph 39 of SFAS 141 and EITF 02-17.

Response:

       The Company allocated $2,594,564 to intangible assets in the second fiscal quarter of 2005 and has begun the amortization of these intangible assets. Of this amount $2,227,873 was allocated to customer base intangibles and $366,691 was allocated to employment agreements and non-compete agreements. The Company will amortize these intangible assets over five and four years, respectively. The Company noted in Form 10-QSB for the fiscal quarter ended March 31, 2005 that it was still in the process of evaluating the intangibles purchased and the purchase price allocation had not been finalized.

       Non-contractual customer relationships provide the basis for the intangible assets recognized by the Company. Summit Research Corporation's contracts were generally of a short-term nature(less than 1 year); however Summit Research Corporation's two executives have strong customer relationships defined in EITF 02-17 paragraph 3. The employment and non-compete agreements with the Summit executives minimizes the risks associated with the loss of the customers and related cash flows.

Comment:


7. We note that you combine goodwill and intangible assets on your balance sheet. Please explain to us how you considered the guidance in paragraph 43 of SFAS 142.

Response:

       The Company allocated $2,594,564 to intangible assets in the second fiscal quarter of 2005 and in future filings the Company will segregate goodwill and intangible assets. The intangible asset listed on the Company's balance

Securities and Exchange Commission
July 26, 2005
Page 7


sheet at December 31, 2004 is goodwill. In the notes to the consolidated financial statements for the Company's 2004 10-KSB filing, (Note 4, page F-11) the Company identified the intangible assets as goodwill.


Comment:


8. You indicate in your 2004 Form 10-KSB that the convertible note issued in connection with the Summit acquisition may be converted "at any time." However, you indicate in your interim financial statements that the beneficial conversion feature related to this note is being amortized over the life of the note. Please explain to us how you considered the guidance in paragraph 9 and footnote 6 of EITF 98-5.

Response:

       EITF 00-27 paragraph 19 states that the Task Force reached a consensus that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date (such as debt) to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs.

       In EITF 00-27 Paragraph 21 the Task Force reached a consensus that for instruments with beneficial conversion features all of the unamortized discount (both the discount from an allocation of proceeds under Opinion 14 to other separable instruments included in the transaction and the discount originated by the beneficial conversion option accounting) remaining at the date of conversion should be immediately recognized as interest expense or as a dividend, as appropriate. If the amount of unamortized discount is recognized as an expense (because the convertible instrument was debt in form), the expense should not be classified as extraordinary.

       Based upon EITF 00-27 which modified EITF 98-5, the Company is amortizing the beneficial conversion feature through the stated maturity date of the debt. If the debt is converted prior to maturity then the portion of the conversion feature related to the debt converted would be expensed at the time of conversion.


                                     * * * *

Securities and Exchange Commission
July 26, 2005
Page 8


       The Company acknowledges that the adequacy and accuracy of disclosures in filings are the responsibility of the Company. The Company further acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The Company also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


       Please do not hesitate to contact the undersigned at (256) 837-2821 ext. 407 or Chris Brunhoeber, Vice President of Finance of the Company, at (256) 837-0432 ext. 109 if you have any questions or would like to discuss any of our comments in more detail.

                                            Very truly yours,

                                            Digital Fusion, Inc.



                                            By: /s/ Roy E. Crippen III
                                                ----------------------------
                                                Roy E. Crippen III
                                                Chief Executive Officer and
                                                Chairman of the Board